SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            AMERIGROUP Corporation
            (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                       54-1739323
    (State of Incorporation or Organization)              (I.R.S. Employer
                                                         Identification no.)


4425 Corporation Lane, Virginia Beach, VA                      23462
(Address of Principal Executive Offices)                     (Zip Code)

If this form relates to the                       If this form relates to the
registration of a class of                        registration of a class of
securities pursuant to                            securities pursuant to
Section 12(b) of the Exchange                     Section 12(g) of the Exchange
Act and is effective pursuant                     Act and is effective pursuant
to General Instruction A.(c),                     to General Instruction A.(d),
please check the following                        please check the following
box. [X]                                          box. [ ]


Securities Act registration statement file number to which this form relates:
_________


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class               Name of Each Exchange on
         to be so Registered               Which Each Class is to be Registered

Common Stock, par value $0.01 per share    The New York Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None


Item 1.  Description of Registrant's Securities to be Registered

                  This registration statement on Form 8-A relates to the registration of common stock, par value $0.01 per share (the "Common Stock"), of AMERIGROUP Corporation, a Delaware corporation (the "Company"), pursuant to
Section 12(b) of the Securities Exchange Act of 1934,as amended (the "Exchange Act"), in connection with the listing of the Common Stock on the New York Stock Exchange, Inc. ("NYSE"). The Common Stock was previously registered pursuant to Section 12(g) of the Exchange Act by the registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2000 (File No. 000-31133). The Common Stock is presently quoted on the Nasdaq National Market System ("Nasdaq"). Upon the commencement of trading of Common Stock on the NYSE, the Company intends to withdraw its inclusion of Common Stock on the Nasdaq.

                  The Company is authorized to issue 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. Shares of each class have a par value of $0.01 per share. The following description summarizes information about the Company's capital stock.

Common Stock

                  As of December 9, 2002, there were 20,516,072 shares of Common Stock outstanding. Each share of Common Stock entitles the holder to one vote on all matters submitted to vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of Common Stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

                  The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

                  The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of Common Stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following: (i) restricting dividends on the Common Stock; (ii) diluting the voting power of the Common Stock; (iii) impairing the liquidation rights of the Common Stock; or (iv) delaying or preventing a change of control of the Company. There are currently no shares of preferred stock outstanding.

Anti-takeover Effect of Certain Provisions of Delaware Law and the Company's Amended and Restated Certificate of Incorporation and By-laws.

                  Some provisions of the Company's amended and restated certificate of incorporation and amended and restated by-laws, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

                  The Company's board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of the amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

                  The Company's amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Stockholder Action; Special Meeting of Stockholders

                  The Company's amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of stockholders may be called only by the chairman of the board of directors, the president or a majority of directors.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

                  The Company's amended and restated by-laws provides that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the Company's principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. The amended and restated by-laws also specifies requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

                  Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

                  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. The Company's amended and restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of provisions of the amended and restated certificate of incorporation and amended and restated by-laws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.


Item 2.  Exhibits

         None.


                                   SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:   December 20, 2002          AMERIGROUP Corporation


                                    By: /s/ Scott M. Tabakin
                                        ---------------------------
                                       Name:  Scott M. Tabakin
                                       Title: Senior Vice President,
                                              Chief Financial Officer